Exhibit 99.1

Hollysys Automation Technologies Announces Its First C2+ATO TCC Contract Win of Foshan-Zhaoqing Intercity High-Speed Rail Line

BEIJING, January 6, 2015 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed the company’s first contract to provide the CTCS-2 Train Control Centers with Automatic Train Operation technology (“C2+ATO TCC”) and other auxiliary system and equipment to Foshan–Zhaoqing inter-city high-speed rail line (“Fozhao Line”), valued at RMB¥18.88 million or approximately USD $3.05 million. The total length of this line is 79.72 kilometers, with designed running speed of 200km/h - 250km/h. This line is expected to be operated in 2015.

According to the terms of the contract, Hollysys will provide C2+ATO TCC, Temporary Speed Restriction Servers (TSRS), Line-side Electronic Units (LEU) and Balises to this line. C2+ATO TCC is an advanced technology compared with traditional C2-TCC, which will be mainly used in inter-city high-speed rail lines with similar function and working logic as subway running. Compared with traditional TCC, the C2+ATO TCC add Communication Server (CCS) to send control signals of opening or closing gate to platform gate control system while collecting information such as platform gate, flood gate and emergency shutdown etc. and send such information to Communication Server.

ATO stands for Automatic Train Operation, which works under the protection of Automatic Train Protection (ATP) and can realize the automatic train operation, precise shutdown of the train, platform automatic operation, train’s automatic running adjustment and other functions, which ensures the efficient, comfortable, on time, precise shutdown and energy saving operation. The C2+ATO TCC works together with the on-board signaling equipment ATP with ATO function, as the critical control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway operation.

Fozhao Line connects Foshan city and Zhaoqing city, which is a significant part of the high-speed rail network in the Pearl River Delta in Guangdong Province. This line is designed with 11 stations and a total length of 79.72 kilometers. Fozhao Line will start from Foshan West Station (not included), then pass by Shishan, Sanshui and Yundonghai and then reach within the boundary of Zhaoqing, pass by

Dawang Development Zone and other stations, arrive at Duanzhou with 11 stations along the route.

After the operation of Fozhao Line and several other lines within the Pearl River Delta, it will release the transportation pressure of 9 cities in Pearl River Delta and Qingyuan City within the area and create a large and transport-convenient community for those cities, optimize resources allocation and realize balanced development of regional economy. After finishing the whole construction, Pearl River Delta will have approximately 3,800 kilometers intercity railway transportation network (High-Speed Railway included), form Guangzhou, Shenzhen, Zhuhai as main hub, cover main cities and towns within the area and create convenient, fast, reliable and efficient intercity railway transportation network.

Hollysys' management commented: "We are very excited of this meaningful and breakthrough contract win to supply the C2+ATO ground-based signaling system and equipment to Fozhao Line, which is the first C2+ATO contract win for Hollysys, which demonstrates our leading technology, enhances our opportunity to gain more ATO technology based intercity high-speed rail signaling system contracts, lay the foundation for winning Communication Server and ATP with ATO function contracts of following projects, accumulate experience of C2+ATO type lines, and help the company to further penetrate China’s south intercity high-speed rail market. In the future, Hollysys will continue to work closely with the China Railway Corporation, national and local railway authorities, leveraging our strong R&D capability, effective management and execution, and high-quality products and service, make more contribution to China's railway construction and explore the vast rail and subway opportunities both in China and abroad, and create value for our shareholders."

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com